CEO’S SPEECH

ORBITAL CORPORATION LIMITED

ANNUAL GENERAL MEETING

WEDNESDAY OCTOBER 22, 2008

Thank you Peter,

Good morning ladies and gentlemen and fellow Orbital Shareholders.  My name is Terry Stinson, your new CEO and Managing Director.  I am pleased and excited to be here today.  It is great to be back in Perth and to have the opportunity to be a part of the Orbital team, a team I consider to be #1 in the industry that we serve.

I have been with Orbital for approximately four months and have discovered a company with excellent potential.  Orbital and Synerject already hold the number one spot in the non-automotive engineering and engine management supply business segment and we will build on this strength for the future.  We provide Technical Services to customers here in Australia and around the world.  We work closely with our joint venture partner Continental to ensure that Synerject continues to grow on both the top and bottom lines.  Today I will cover; lessons from our past, where we are today, and our plans for the future.

Orbital is a technology company.  Since its inception, the company focus has been on engines, combustion, fuel economy, and emissions reduction.  This is our strength and what we will build on to grow the business in the future.  Orbital’s business opportunities increase as fuel prices rise and the focus on reducing harmful greenhouse emissions intensifies.  On our website, we show the total tonnes of CO2 saved over the lifetime of products in the market utilizing our technology.  As shareholders, we have played a part in improving our environment. As you can see from the counter, we have already made a significant contribution and it is growing every day.  Improving the environment is important; equally important is ensuring Orbital’s revenue and profit growth.  One great aspect about being a part of Orbital is the knowledge that business success is directly coupled with improving the environment, for us and more importantly for our children.

Articles from Friday’s The West Australian Newspaper provide key indicators that will impact Orbital for the coming year.  First we have what is described as a “Market Meltdown”.  This “Market Meltdown” will impact Orbital’s business.  As we all know, the impact of the problems in America are being felt around the world.  Our traditional engineering services customers are currently reassessing their programs and deciding what will be outsourced, what will be pulled inside, and what programs will be put on hold.  Based on the current order book, we are seeing a significant reduction in sales over last year.  We will manage our expenses as closely as possible to compensate for the loss in sales while maintaining our focus on growth.  The situation in the US may impact our marine market based revenue, and although this market is holding, the full year impact is yet to be fully assessed.  There are indications that the situation in the US will get worse before it gets better.

For every crisis there are arising opportunities.  The Commonwealth is looking for new ideas to help Australia deal with, and in fact capitalise on, the problems of the day.  In addition, The Commonwealth, lead by Minister Penny Wong, stated during a speech at the London School of Economics that the reduction in Carbon “must go ahead”.  Reducing carbon emissions is an opportunity for Orbital.

CEO’S SPEECH

ORBITAL CORPORATION LIMITED

ANNUAL GENERAL MEETING

WEDNESDAY OCTOBER 22, 2008

In addition to the financial situation, the news related to global climate change continues, CO2 is on the rise, global temperatures are also rising, crude oil is predicted to become more expensive and in shorter supply, the US and other countries are looking at large scale alternative fuel strategies, in Australia, the use of LPG is on the rise.  Orbital’s go-forward strategy builds on being a part of the solution to climate change and on taking advantage of the worldwide situation with fuel.

To plan for the future, we first learn from the past.  For some 15 years I have closely watched the evolution of Orbital technology and Orbital’s market penetration.  As one of the previous CEO’s of Synerject, I also have experience in the successful implementation of Orbital technology.  I will use this experience to help Orbital grow and become more profitable.

Orbital’s past share price levels were based on the promise of future license and royalty revenue from the automotive industry.  As we know, Orbital has not been successful in this market to date, the technology was good and possibly superior, however there were alternatives that were very close in performance. These alternatives were offered as commercialised solutions and offered without the additional burden of licences and royalties.  The commercially available solutions won the automotive race to Direct Injection.  A short time after the start of the automotive initiative, a secondary priority was pursued, non-automotive.  Mercury Marine pushed to create the joint venture METEOR in the mid 90’s, METEOR soon evolved into Synerject with the introduction of Siemens VDO as Orbital’s new partner.  Synerject was created to provide systems and components to enable Orbital licensing and royalties.  From this strategy, the non-automotive market was realised.  Mercury Marine was in fact the first customer to introduce Orbital Direct Injection into the market in 1996.  The Mercury product launch was successful and the non-auto customer roster grew from there.

When the realisation came that the automotive market was not going to mature, the cash to operate the business was almost gone.  Orbital had to take drastic measures to downsize and stabilise the business.  A shift to engineering consulting was made and internal R&D was reduced to a bare minimum.  Following the shift to engineering consulting was a focus on Synerject, identified as the most profitable part of Orbital, and the most valuable asset in the portfolio.

Synerject continues to grow and will become more profitable over time.  Orbital continues success in the non-auto field with the introduction of the Polaris Heavy Fuel ATV and the Bajaj DI Autorickshaw.  Orbital also continues to support the automotive industry with advanced research and engine applications utilising Orbital FlexDI technologies.  These automotive opportunities may mature to production in the future, however, based on lessons learned, we should continue to support these customer programs and in turn plan carefully how we weigh these potential opportunities into our future strategies, budgets and projections.

In 1995, Mercury and Orbital started METEOR, the predecessor to Synerject.  Why did Mercury go this way versus just a license?  The answer is because Mercury needed not only the technology but also a fuel system.  With Synerject in place, Mercury had a source of components that enabled the reduction in emissions to meet the new emissions legislation in the US.  Following the US marine legislation, came pending emissions legislation in Europe for motorcycles.  Synerject and Orbital were ready with both the technology and the fuel system to meet the needs of motorcycle customers in Europe.

Note in both cases, pending emissions legislation is what drove the customer to introduce new technology.  Following Aprilia was Bombardier, however Bombardier followed Honda and the Japanese in the push to 4-stroke as an emissions solution.  The motorcycle emissions legislation was delayed in Europe causing a drop in volumes of DI scooters in 2005.  Following the introduction of more stringent marine emissions in model year 2006, we saw the outboard volumes increase as direct injection was the only practical solution for 2 stroke engines, enabling the 2 stroke outboards to retain the desirable power to weight ratio and high performance yet have emissions and fuel economy equal or better than the competitive fuel injected 4 stroke engine.  Emissions again drive changes in our markets.

New products, both the Bajaj 3 wheeler, and the Polaris ATV were developed to meet a specific market requirement; in India the customer driver is fuel economy while addressing government mandated emissions reductions.  The FlexDI system meets these requirements whilst keeping the high torque at low speed so desired in the 3 wheelers, and with Polaris to meet a customer requirement of good power to weight ratio performance with heavy fuels such as JP5 (jet fuel).

A clear lesson from the past is that growth for Synerject’s product sales, and Orbital’s royalties, are based on the timing of government mandated emission requirements.

As seen in this slide, emission legislation is a continuously evolving process, forever more stringent, and the driver for the next generation technology.

The emission legislation takes into account available technology so it is an essential part of Orbital’s business to understand the future emission requirements to be able to service the market.  As we have learned from legislation in Europe for motorcycles, the timing can unexpectedly shift and this can lead to delays in start of production or declining sales after production starts.  The key is to be ready and in the market when the emissions legislation arrives.  The China and India Markets are the next projected to grow.  We are cautious about making projections in these markets based on what we have learned from past experience.  We are however in these markets and ready.

From these experiences there is a very strong message – there must be a market pull for the product, whether it is emission requirements, or a customer niche requirement.    To enable production, there should be a supply infrastructure in place.  Synerject, formed initially to supply the direct injection system for non-automotive market, has proven to be a good model.  Expansion of Synerject to all Engine Management Systems has enabled Synerject to become the leading independent EMS global supplier.  The Synerject success story can be replicated to enable Orbital’s future growth.

Where are we today?   As you are likely aware, we added Orbital Gas Products (OGP) late last financial year to our existing business portfolio of engineering services, Synerject, and Orbital license and royalties.  OGP is the supplier of dedicated LPG systems to Ford Australia and to aftermarket.  As we will discuss later, Orbital is well poised to grow OGP through the development and application of a next generation LPG system.  As part of our internal R&D, we have been investigating both gaseous and liquid alternative fuels; the outcome from our R&D gives us technical confidence to move further into the alternative fuel areas, including opportunities in Brazil with E100 (100% ethanol).

Orbital’s background in combustion, fuel and control systems enables us to participate in a much wider product, and fuel field than in Orbital’s previous history.   We have knowledge directly applicable to basically any combustible fuel, and any industry associated with transport, and energy.   This is our direction forward.

For our new businesses, our plan is to use a Synerject-like model to maximise our speed to market and Orbital’s financial returns.  We are also planning to evolve “engineering services” into “technology services”.  We currently provide our markets with more than just engineering services.  We can provide basic R&D all the way through to product validation and emissions and fuel economy compliance testing. Our team also plans to expand to provide customers with environmental and energy usage assessments and other related services.  We will also continue to support and grow Synerject and Orbital’s license and royalty revenue streams.

Why have we selected alternative fuels as a target market for Orbital?  Studies show that crude oil production may not meet future demand.  This situation could drive an increase in the price of crude oil products like petrol and diesel.  The projection is driven by increasing global energy needs, especially with the rapid modernisation of China and India.  To fill the gap, one solution is alternative fuels, of which CNG and LPG are the most accessible.  LPG is particularly well suited for vehicle use in Australia.  There is an abundant supply and the infrastructure is in place and continuing to expand.

Beyond our traditional business income streams of Engineering Services, Synerject and Licensing and Royalties, the immediate targeted growth areas are in Alternative Fuels, LPG with OGP and under investigation, LNG/CNG for the heavy transport sector.  Our primary focus is Australia, with the potential to expand into Asia.  Another practical justification for this strategy is to move some of our business closer to home.  We are an Australian company with a market that is primarily in other parts of the world.  It is time to raise Orbital’s local profile by entering into new and profitable businesses in Australia.

Orbital is developing, in conjunction with Vialle in Europe, a next generation Liquid Gas Injection (LPi) system for Australia.  Orbital is the only Australian company with the necessary engine and vehicle technology to locally develop a next generation LPG system, supply it to the market, and provide local customer technical support.  Our close relationship with Continental, our partner in the Synerject joint venture, will also provide a valuable source of key components that will improve performance and competitive pricing for the LPG market.

The new LPi systems will offer automotive OEMs and retrofit customer’s significant benefits compared to existing vaporization type systems:

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Fuel cost savings

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Greenhouse gas reduction

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Increase in performance compared to the gasoline engine,

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A significant improvement in low speed power.

The potential LPG market is a multi-million dollar business in Australia alone.  Orbital’s current share of the market is very small.  Our current OGP business will continue, with new and better products, there is significant potential for OGP to grow share in this market.

Likewise, the CNG market is growing globally.  The development undertaken for LNG can flow onto this market, especially in Asia where CNG is rapidly growing as a lower cost alternative fuel of choice.  In Europe, Italy leads the CNG development, with significant growth projected in the coming years.

As mentioned earlier, Synerject is a success story for Orbital.  It will continue to be a success.  Along with Continental, our partner in Synerject, we have supported the investment in Synerject ‘setting up shop’ in China, and this is expected to return benefits in the coming years.  Projected emission laws in China will start a move to EMS systems for motorcycles.  The need for EMS will also increase as China looks to increase its export of non automotive products to the rest of the world.  To export to western markets, products must meet the emission standards set by USA or Europe.  These are key target export markets for China.   Synerject has a mature product portfolio, with Engine Management System products now on outboards, PWCs, ATV’s, Performance Motorcycles, Scooters and Snowmobiles.  Synerject’s volume has been steadily increasing, and projections continue for growth, especially in the Asia/China market.

As we evolve, the Orbital we know today can develop into a business focused primarily on providing engineering services to public & private sectors.  Based on our strategic planning, we plan to grow in two key areas, alternative fuels, and aligned businesses like Synerject.   These new businesses will effectively stand alone from the current Orbital operations; they will rely on Orbital’s engineering support to get started but will soon become stand alone operations.  Once successful, these new businesses call upon the Orbital engineering group for services to support further growth and development on a contract basis.  As each new business becomes stand alone, the team at Orbital will be working in parallel to identify the next opportunity for growth beginning a new cycle of business creation.

As we move forward, OGP is expected to migrate away from the current Orbital operations.  Synerject has already evolved into an independent stand alone operation.  Orbital’s technical services, licensing and royalty, and Government services will continue under the Orbital name, a name associated with leading edge technology in the engine and fuel systems industries.

I hope that you share my enthusiasm, for Orbital’s future.  There is untapped potential in Balcatta WA.  To properly tap this potential will require; good strategic planning, a skilled and creative team, a significant amount of effort, some intelligent investment, and a bit of time...

I have spoken to a significant number of shareholders, investors, brokers and analysts since joining Orbital, and have been told that there have been a lot of unfulfilled promises made in the past.  Today the only promise that will be made is that the Board and the Orbital team will use their combined talent, enthusiasm and effort, to deliver profitable growth for the future.  This profitable growth is necessary for me to succeed in my primary role to increase shareholder wealth.

Thank you for your time and continued support.